Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2004	2003	2002	2001 (a)	2000 (a)
Earnings—
Pre-tax income (loss) from continuing operations	$44,128	$19,972	$13,950	$(95,614)	$(303,576)
Add: Allocated (gains) losses of equity investees	—	(40,586)	—	26,495	119,183
Fixed charges	18,449	62,324	22,824	26,100	29,613
Amortization of capitalized interest	180	180	182	222	3,846
Less: Interest capitalized	—	—	—	—	(1,846)

Earnings	$62,757	$41,890	$36,956	$(42,797)	$(152,780)

Fixed Charges—
Interest costs	$11,386	$18,683	$17,450	$21,671	$25,883
Debt extinguishment expense	2,099	38,836	—	—	—
Portion of rental expense representative of interest factor	4,964	4,805	5,374	4,429	3,730

Fixed Charges	$18,449	$62,324	$22,824	$26,100	$29,613

Ratio of Earnings to Fixed Charges	3.4	0.7	1.6	—	—

(a)	For the years ending December 31, 2001 and 2000, earnings were inadequate to cover fixed charges by approximately $68.9 million and $182.4 million, respectively.